November 25, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. James O’Connor

Re:	Post-Effective Amendment No. 60 (the “Amendment”) to the Registration

Statement on Form N-1A of HighMark Funds (the “Trust”)

(File Nos. 033-12608 and 811-5059)

Dear Mr. O’Connor:

As requested, this letter responds to comments provided orally by you on November 13, 2009, regarding the Amendment, which was filed with the Securities and Exchange Commission on September 29, 2009. For convenience of reference, the comments have been summarized before the relevant response.

1. Comment: In the section entitled “Investment Strategy” in each of the prospectuses for each of the Trust’s series (the “Funds”), if the disclosure in such section references an index, provide the market capitalization range for the index referenced.

Response: For each Fund that references an index in the section entitled “Investment Strategy”, the disclosure in such section has been modified to provide the market capitalization range as of September 30, 2009 for the index referenced.

2. Comment: A footnote to the fee table for each Fund in each of the prospectuses discloses that the Fund’s investment adviser (the “Adviser”) may recoup from the Fund any of the fees and expenses it has waived and/or reimbursed until the end of the third fiscal year after the end of the fiscal year in which such waiver and/or reimbursement occurs. Either revise the disclosure to reflect that the recoupment will occur within three years of the date that an expense was waived or reimbursed or explain why the currently disclosed arrangement is not a problem under Financial Accounting Standards No. 5.

Response: It is our understanding that Section 8.05 of the AICPA Audit and Accounting Guide references a three-year expense limitation recoupment period as a rule of thumb for establishing an appropriate period without having to record a corresponding liability for likely payment of recouped amounts, though it does not establish a maximum permissible recoupment period. It is also our understanding that according to U.S. GAAP, a contingency should be recorded as a liability if it is both estimable and probable. In considering whether a recoupment period that ends at the end of the third fiscal year after the end of the fiscal year in which fees were waived or expenses reimbursed might give rise to a liability for the amount of expenses previously waived by the expense limitation, the Trust and its advisors gave consideration to the historical fluctuations in asset levels of the Funds, to the levels of the expense waivers, and to both past and anticipated total annual fund operating expense ratios for the Funds. In light of these considerations, it was determined that the contingency of paying recoupment over a period that ends at the end of the third fiscal year after the end of the fiscal year in which fees were waived or expenses reimbursed, was neither estimable nor probable. Therefore, the Trust believes that a recoupment period that ends at the end of the third fiscal year after the end of the fiscal year in which fees were waived or expenses reimbursed is appropriate.

3. Comment: In the section entitled “Performance Information” in each of the prospectuses for each Fund that was the subject of a recent merger and that had no assets prior to such merger, disclose that the historical performance of the target fund subject to such merger is shown because the Fund had no operating history prior to such merger.

Response: The disclosure in the section entitled “Performance Information” in each of the prospectuses for each Fund that was the subject of a recent merger and that had no assets prior to such merger has been modified to reflect that, with respect to each such Fund, historical performance of the target fund in the merger is shown because the Fund did not have any operating history prior to the date of the merger.

4. Comment: In the section entitled “Investment Strategy” for HighMark Value Momentum Fund specifically, and for each Fund that invests in foreign securities generally, disclose the amount of the Fund’s assets that the Adviser or a sub-adviser, as applicable, anticipates will be invested in emerging market securities.

Response: In the section entitled “Investment Strategy” for each of HighMark Fundamental Equity Fund and HighMark Large Cap Growth Fund, the disclosure has been modified to state that the Fund may invest up to 10% of its assets in emerging market securities. In the section entitled “Investment Strategy” for each of HighMark Balanced Fund, HighMark Cognitive Value Fund, HighMark Core Equity Fund, HighMark Enhanced Growth Fund, HighMark Small Cap Advantage Fund and HighMark Value Momentum Fund, the disclosure has been modified to state that the Fund may invest up to 5% of its assets in emerging market securities. In the section entitled “Investment Strategy” for each of HighMark Large Cap Value Fund and HighMark Small Cap Value Fund, the sentence “Emerging market securities may be even more susceptible to these risks” has been deleted from the principal risk entitled “Foreign Securities and Currency Risks” because the Adviser or the sub-adviser to the Fund, as applicable, does not anticipate that such Fund will invest in emerging market securities.

5. Comment: In the section entitled “Investment Strategy” for HighMark Equity Income Fund specifically, and for each Fund that invests in derivatives generally, disclose the percentage of the Fund’s assets that the Adviser or a sub-adviser, as applicable, anticipates will be invested in derivatives.

Response: The disclosure in the section entitled “Investment Strategy” for HighMark Equity Income Fund states, “Under normal circumstances, the Fund may invest up to 20% of its assets in various other instruments, including, but not limited to, ADRs and index futures contracts and index options, including options on futures contracts, and other derivatives.” This disclosure has not been modified because the Fund’s use of derivatives may vary significantly depending on market conditions among other factors and, at this time, the Fund’s sub-adviser can not predict how much of the Fund’s assets will be invested in derivatives, subject to the existing 20% limitation in the prospectus.

The disclosure in the section entitled “Investment Strategy” for HighMark International Opportunities Fund has been modified to state that the Fund may invest in “Hedging instruments, such as forward foreign currency contracts (including forward foreign currency cross hedges, options, futures and certain other derivative instruments), to manage investment risks or to serve as a substitute for underlying securities or currency positions. Such instruments will principally be used for hedging and risk management purposes.” Additionally, the following language has been added to the section entitled “What are the Main Risks of Investing in this Fund?” for HighMark International Opportunities Fund: “Hedging Risk: The risk that derivative instruments, to the extent employed to protect against the increase or decrease in the value of a particular currency (“cross hedging”), will not have the intended effect, and their use could cause lower returns or even losses to the Fund. The use of derivatives by the Fund to hedge risk may reduce the opportunity for gain by offsetting the positive effect of favorable price movements. The use of derivatives in cross hedging transactions may also increase losses in the event of imperfect correlation between the change in the values of the currencies to which such transactions relate and changes in the value of the currency or other asset or liability which is the subject of the hedge. In addition, it is not always possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of such securities is likely to fluctuate as a result of independent factors not related to currency fluctuations.” These modifications to the disclosure have been made to reflect that the Fund will only use derivatives for hedging purposes; however, the Fund’s sub-adviser is unable to predict exactly what percentage of the Fund’s assets may be used for such purposes, due to the inherent fluctuations in the relative values of different currencies.

The disclosure in the section entitled “Investment Strategy” for HighMark NYSE Arca Tech 100 Index Fund states, “In order to achieve performance that more closely replicates the performance of the NYSE Arca Tech 100 Index, the Fund may invest up to 10% of its total assets in exchange-traded index futures contracts and index options, including futures contracts and options on the Nasdaq 100 Index.” This disclosure has not been modified because the Fund’s use of derivatives may vary significantly depending on market conditions among other factors and, at this time, the Fund’s sub-adviser can not predict how much of the Fund’s assets will be invested in derivatives, subject to the existing 10% limitation in the prospectus.

In the section entitled “Investment Strategy” for each of the other Funds in the prospectuses, the disclosure has not been modified, because the Adviser or the sub-adviser to each such Fund, as applicable, does not anticipate that more than 5% of the Fund’s assets will be invested in derivatives.

6. Comment: In the section entitled “Investment Strategy” for HighMark Equity Income Fund, HighMark Geneva Mid Cap Growth Fund and HighMark Geneva Small Cap Growth Fund specifically, and for each other Fund that invests in exchange-traded funds generally, disclose the percentage of the Fund’s assets that the Adviser or a sub-adviser, as applicable, anticipates will be invested in exchange-traded funds.

Response: In the section entitled “Investment Strategy” for each of HighMark Equity Income Fund, HighMark Geneva Mid Cap Growth Fund, HighMark Geneva Small Cap Growth Fund, HighMark Cognitive Value Fund, HighMark International Opportunities Fund and HighMark NYSE Arca Tech 100 Index Fund, the disclosure has been modified to state that the Fund may invest up to 10% of its assets in exchange-traded funds. In the section entitled “Investment Strategy” for each of the other Funds in the prospectuses, the disclosure has not been modified, because the Adviser or the sub-adviser to each such Fund, as applicable, does not anticipate that more than 5% of the Fund’s assets will be invested in exchange-traded funds.

7. Comment: In the section entitled “Investment Strategy” for HighMark Geneva Mid Cap Growth Fund and HighMark Geneva Small Cap Growth Fund, the disclosure states that the Fund’s investment focus is U.S. companies. State explicitly what percentage of the Fund’s assets will be invested in U.S. companies.

Response: The disclosure in the section entitled “Investment Strategy” for HighMark Geneva Mid Cap Growth Fund has been modified to state, “Under normal circumstances the Fund will invest at least 80% of its assets in medium capitalization U.S. companies.” The disclosure in the section entitled “Investment Strategy” for HighMark Geneva Small Cap Growth Fund has been modified to state, “Under normal circumstances the Fund will invest at least 80% of its assets in small capitalization U.S. companies.”

8. Comment: In the section entitled “Investment Strategy” for HighMark Geneva Mid Cap Growth Fund and HighMark Geneva Small Cap Growth Fund, the disclosure states that the sub-adviser seeks to screen out high risk ideas, including securities that are not traded on U.S. exchanges. Does “screen out... securities that are not traded on U.S. exchanges” mean that the Fund does not invest in securities that are not traded on U.S. exchanges? If so, clarify that the Fund does not invest in such securities.

Response: As described in the response to Comment #7, the disclosure in the section entitled “Investment Strategy” for HighMark Geneva Mid Cap Growth Fund has been modified to state, “Under normal circumstances the Fund will invest at least 80% of its assets in medium capitalization U.S. companies.” Similarly, the disclosure in the section entitled “Investment Strategy” for HighMark Geneva Small Cap Growth Fund has been modified to state, “Under normal circumstances the Fund will invest at least 80% of its assets in small capitalization U.S. companies.” In addition, the disclosure in the section entitled “Investment Strategy” for each of HighMark Geneva Mid Cap Growth Fund and HighMark Geneva Small Cap Growth Fund has been revised to remove the reference to securities that are not traded on U.S. exchanges and now read as follows: “The sub-adviser also seeks to screen out high risk ideas, such as turnaround stories, initial public offerings and companies that have less than three years of operating history or do not have earnings.”

9. Comment: In the section entitled “Investment Strategy” for HighMark Wisconsin Tax-Exempt Fund, indicate, if true, that at least 80% of the Fund’s assets, or the income from 80% of the Fund’s assets, will not be subject to the alternative minimum tax.

Response: The disclosure in the section entitled “Investment Strategy” for HighMark Wisconsin Tax Exempt Fund states, “As a matter of fundamental policy, under normal market conditions, the Fund invests its assets so that at least 80% of the income earned on those investments will be exempt, in the opinion of bond counsel to the issuer, from federal income tax and Wisconsin personal income tax and also from federal and applicable Wisconsin alternative minimum taxes.” Accordingly, the disclosure in this section has not been modified.

10. Comment: In the section entitled “Investment Strategy” for HighMark Wisconsin Tax-Exempt Fund, the disclosure states that up to 20% of the Fund’s assets may be invested in tax exempt obligations that are rated below investment grade, which signals that there could possibly be high turnover resulting in capital gains that are not tax exempt. If the sub-adviser to the Fund anticipates that the Fund will have a high turnover rate, disclose that capital gains could result and describe the tax treatment that such capital gains would receive.

Response: HighMark Wisconsin Tax-Exempt Fund and, prior to the commencement of operations of such Fund, the Fund’s predecessor fund, North Track Wisconsin Tax-Exempt Fund, had a portfolio turnover rate of 9% for the nine-month period ended July 31, 2009, and a portfolio turnover rate of 9%, 9%, 6% and 8% for the years ended October 31 of 2008, 2007, 2006 and 2005, respectively. The Fund’s sub-adviser anticipates that the historically low portfolio turnover rate of the Fund will continue. Accordingly, the disclosure has not been modified.

Should you have any questions, please do not hesitate to call me at (415) 315-6385. Thank you for your assistance.

Very truly yours,

/s/ Jessica Riley Hale
Jessica Riley Hale

cc:	Pamela O’Donnell, HighMark Capital Management, Inc.

Ann Lau, HighMark Capital Management, Inc.

Karen Seaman, Union Bank, N.A.

John M. Loder, Ropes & Gray LLP

Gregory C. Davis, Ropes & Gray LLP